7459 South Lima Street
Englewood, Colorado 80112

P 303 824 4000

arrow.com

April 15, 2013

Mr. Brian Cascio
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Arrow Electronics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 7, 2013
File No. 001-04482

Dear Mr. Cascio:

Attached please find our response to your correspondence, dated April 1, 2013. As requested, we provided details and supplemental information as necessary, to explain the nature of our disclosures. For your convenience, we included your original comment prior to each response.

We acknowledge that Arrow Electronics, Inc. is responsible for the adequacy and accuracy of the disclosures in our filing and that the staff's comments, or changes to disclosure in response to the staff's comments, do not foreclose the Commission from taking any action with respect to the filing reviewed by the staff. Furthermore, we acknowledge that Arrow Electronics, Inc. may not assert the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any of our responses require further explanation, please do not hesitate to contact me at (631) 847-1872. You may alternatively contact Peter Brown, General Counsel, at (631) 847-5760.

We look forward to working with you in completion of your review of the above referenced filing.

Very truly yours,

/s/ Paul J. Reilly
Paul J. Reilly
Executive Vice President, Finance and Operations,
and Chief Financial Officer

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 3

1.
We note you have not included disclosure regarding intellectual property as required by Item 101(c)(1)(iv) of Regulation S-K, yet you have included a risk factor regarding intellectual property on the bottom of page 12. Please tell us why you have not included the disclosure requested and how your disclosure in future filings will appear.

Management's Response:

The company is a distributor of electronic components and computer products that are manufactured by third-party suppliers.  Those suppliers own the intellectual property associated with those products. Accordingly, the Company's intellectual property is limited and does not have a material impact to the business. The company is occasionally named as a defendant in intellectual property litigation because it has sold products containing the allegedly infringing technology.  While the company generally obtains intellectual property indemnity protection from its suppliers, such indemnification may not be sufficient to cover all cost, fees, and judgment amounts.  As such the company has included a risk factor regarding intellectual property infringement, not because its intellectual property is material to its business, but because there could be intellectual property infringement claims associated with the products it sells.  We therefore believe that we are not required to include disclosure regarding intellectual property as required by Item 101(c)(1)(iv) of Regulation S-K.

Competition, page 5

2.
It appears there may be a small number of competitors that are dominant in your industry. If true, please expand your disclosure in future filings to include all information required by Item 101(c)(1)(x) of Regulation S-K. Also, please expand your disclosure regarding price competition in your markets.

Management's Response:

Although company believes that it is one of the world's largest electronic distributors, it does not believe that any one company or a small number of competitors is dominant in the industry and that further disclosure of these competitors is not required in accordance with Item 101(c)(1)(x) of Regulation S-K. In future filings, the company will include the following disclosure under the heading “Competition” in Part I. Item I of its Form 10-K to better explain the company's competitors and the competitive factors, including pricing, that it faces:
“The company operates in a highly competitive environment, both in the United States and internationally. The company competes with other large multinational and national electronic components and enterprise computing solutions distributors, as well as numerous other smaller, specialized competitors who generally focus on narrower markets, products, or particular sectors. The company also competes for customers with its suppliers. The size of the company's competitors vary across markets sectors, as do the resources the company has allocated to the sectors in which it does business. Therefore, some of the company's competitors may have a more extensive customer and/or supplier base than the company in one or more of its market sectors. There is significant competition within each market sector and geography served that creates pricing pressure and the need for constant attention to improve services. Other competitive factors include rapid technological changes, product availability, credit availability, speed of delivery, ability to tailor solutions to customer needs, quality and depth of product lines and training, as well as service and support provided by the distributor to the customer.

The Company also faces competition from companies entering or expanding into the logistics and product fulfillment, catalog distribution, and e-commerce supply chain services markets. As the company seeks to expand its business into new areas in order to stay competitive in the market, the company may encounter increased competition from its current and/or new competitors.

The company believes that it is well equipped to compete effectively with its competitors in all of these areas due to its comprehensive product and service offerings, highly-skilled work force, and global distribution network.”

Item 7. Management's Discussion and Analysis, page 22

3.
We note your disclosure here and throughout Management's Discussion and Analysis of consolidated sales, gross profit and selling, general and administrative expenses on an adjusted basis to remove the impact of acquisitions and foreign currency, referred to as "pro forma". Please tell us the reason for your reference to pro forma and whether these amounts are prepared in accordance with Article 11 of Regulation S-X. Explain why you have referred to this information as "pro forma" rather than "adjusted". Please also tell us your consideration of providing the disclosures required by Item 10(e) of Regulation S-K for these non-GAAP measures.

Management's Response:

The use of the term “pro forma” did not contemplate the conditions and preparation requirements as provided under Article 11 of Regulation S-X as our acquisitions were not significant. The term pro forma was used to describe the acquisition related adjustments made to sales, gross profit and selling, general and administrative expenses consistent with pro forma requirements under ASC 805, Business Combinations, that would have been required had the acquisitions been material to the company's financial statements. Other adjustments presented in the MD&A provided for the exclusion of the impact of foreign currency and the prospectively revised presentation of sales. These adjusted financial measures (presented as percentages) were provided as supplemental information, were consistently placed after the disclosure of the most directly comparable financial measure as defined in accordance with generally accepted accounting principles in the United States, and were presented with the intent of providing investors with information that would be useful in gaining a better understanding of the underlying trends of the company on a more comparable year-over-year basis.

In consideration of the Staff's comment, should the company include the same adjusted financial measures in its future filings, additional information will be included to support these financial measures to comply with the aforementioned requirements.

Note 1. Summary of Significant Accounting Policies, page 46

Revenue Recognition, page 49

4.
We see that in the third quarter of fiscal 2012 you prospectively revised the presentation of certain fulfillment contracts to present revenues on an agency basis as net fees. Please describe the specific reasons and circumstances for this change and why this was done prospectively. In addition, tell us the specific terms of the fulfillment contracts which support the presentation of the sales on a net basis, refer to the factors outlined in FASB ASC 605-45-45 in your response. In this regard, please describe the accounting policy and control procedures in place which identified these contracts as being improperly classified. Discuss how often existing contracts are reviewed and analyzed to confirm accounting policies are properly followed.

Management's Response:

In the third quarter of 2012, the company undertook a review of its accounting for the revenue related to a contract, entered into in April 2010 with a large original equipment manufacturer (“OEM”) to sell electronic components to the OEM or to its unrelated contract manufacturers approved by the OEM (each, a “Buyer”). This review was performed in connection with a proposed amendment to the contract. Substantially all of the company's sales are made on an order-by-order basis, rather than through long-term sales contracts. As such, this particular contract was outside the company's normal business model. Based upon the results of its review, the company concluded that the revenue recognized under this arrangement should have been recorded on an agency basis as net revenues, as compared to presenting gross sales in prior periods.

The company made the determination to account for this change prospectively because it believes the impact on the prior periods was not material. In making this determination, the company evaluated the quantitative and qualitative impact of net revenue recognition for all affected reporting periods since entering into the contract in April 2010. Prior to the prospective revision, this contract approximated one, four, and two percent of the company's consolidated sales for the year ended December 31, 2012, 2011 and 2010, respectively. Additionally, consolidated sales for each of the affected quarterly reporting periods was impacted by less than five percent. Within the consolidated statement of operations, gross profit dollars, operating income dollars, net income dollars, and earnings per share were not impacted for any reporting period. The change also had no impact on the company's consolidated balance sheet or statement of cash flows. Further, the discussions the company has with its investors and analysts regarding the metrics used to value the company primarily focus on operating cash flows, return on invested capital, and earnings per share. The misstatement does not impact these metrics and therefore the company does not believe that the misstatement would have caused the investor reaction to our financial results to be viewed differently or have caused changes in the volatility of the company's stock. The company also considered the nine qualitative factors outlined in Staff Accounting Bulletin No. 99 noting the misstatement was not of the magnitude where it would be considered probable that the judgment of a reasonable person relying upon the financial statements would have been changed or influenced by the inclusion or correction of the misstatement.

In assessing this arrangement to determine the proper accounting revenue recognition policy, the company considered the following factors. The company's arrangement with the OEM requires the company to sell electronic components to the OEM or its contract manufacturers. Pursuant to the contract, the OEM selects the suppliers which Arrow must purchase inventory from and negotiates the pricing and the significant terms and conditions for these purchases directly with the suppliers. The OEM also determines the required product specifications directly with the suppliers. Arrow is not entitled to purchase inventory from suppliers under the agreement for resale to any third party not approved by the OEM. This is primarily to ensure that Arrow does not buy inventory at the preferred prices negotiated by the OEM and sell this inventory to other customers. The purpose of the contract is for Arrow to procure inventory in accordance with forecasted orders from the Buyers to ensure on-time delivery at the Buyers' locations. Inventory is invoiced to the Buyer at purchase cost plus additional fees in accordance with the contract. Arrow takes title to the inventory after ordering it from the suppliers based upon the forecasts received from the Buyer and has physical risk of loss while the inventory is in its possession. The OEM will assume Arrow's general inventory risk by compensating Arrow for excess inventory or changes in inventory pricing subject to Arrow following the contractually required terms and conditions. Arrow is the Buyer's first point of contact for all the processing of returns and warranty claims. Arrow will provide the Buyer with a return authorization if a quality issue is caused by Arrow's own actions or inactions.

The following terms and conditions support the presentation of sales on a net basis in accordance with the factors outlined in FASB ASC 605-45-45:

•	The company is the primary obligor in the arrangement - No:

The OEM selects the suppliers which Arrow must purchase inventory from and is responsible for negotiating price and significant terms and conditions directly with the suppliers. The OEM also works directly with the suppliers to determine the required product specifications.

Arrow is responsible for maintaining inventory and for fulfilling Buyer orders by delivering the inventory. Arrow is responsible for ensuring that the products that have been forecasted for purchase are available when requested. The Buyers look to Arrow to ensure that they have the requested inventory within 2 days of order.

Arrow is the Buyer's first point of contact for all the processing of returns and warranty claims. Arrow will provide the Buyer with a return authorization if a quality issue is caused by Arrow's own actions or inactions. If an issue is not caused by Arrow's own actions or inactions Arrow will work with the supplier to obtain a return authorization from the supplier and will issue a corresponding return authorization to the Buyer.

•	The company has general inventory risk (before customer order is placed or upon customer return) - No:

Arrow does not have general inventory risk associated with the inventory it purchases from suppliers because the OEM will compensate Arrow for any excess inventory purchased in accordance with the terms of the agreement, provided that Arrow has appropriately notified the OEM within 90 days. If Arrow fails to appropriately notify the OEM of this excess inventory, then Arrow may not be entitled to any compensation under the agreement. Arrow shall also not be entitled to compensation for inventory exceeding the inventory levels allowed in accordance with the terms of the agreement.

The OEM will compensate Arrow for any changes in price affecting inventory purchased in accordance with the terms of the agreement agreed upon between the OEM and the suppliers from which Arrow must purchase from pursuant to the agreement. Notwithstanding the aforementioned, Arrow shall not be entitled to compensation for inventory exceeding the inventory levels allowed in accordance with the terms of the agreement.

Arrow is the Buyer's first point of contact for all returns and warranty claims. Arrow will provide the Buyer with a return authorization if a quality issue is caused by Arrow's own actions or inactions. If an issue is not caused by Arrow's own actions or inactions, Arrow will work with the supplier to obtain a return authorization from the supplier and will issue a corresponding return authorization to the Buyer.

•	The company has latitude in establishing price - No:

Arrow purchases inventory from suppliers based on prices negotiated between the OEM and the suppliers under terms and conditions of seller agreements. Inventory is invoiced to the Buyer at purchase cost plus additional fees in accordance with the contract between Arrow and the OEM.

•	The company changes the product or performs part of the service - Not applicable:

The electronic components subject to the agreement are finished goods that do not require modification or services to be performed.

•	The company has discretion in supplier selection - No:

The OEM and the suppliers have entered into seller agreements which establish the significant terms and conditions for purchase of inventory and they have agreed that Arrow is entitled to purchase inventory from the suppliers on the terms and conditions set out in the seller agreements.

•	The company is involved in the determination of product or service specifications - No:

The electronic components subject to the agreement are large quantities of finished goods that are routinely purchased in connection with bills of material required for the Buyer's preexisting manufacturing process.

The following terms and conditions support the presentation of sales on a gross basis in accordance with the factors outlined in FASB ASC 605-45-45:

•	The company has physical loss inventory risk (after customer order or during shipping) - Yes:

Arrow holds title to all inventory and Arrow alone is responsible to insure the inventory and for any loss or damage to inventory.

•	The company has credit risk - Yes:

Arrow bears the credit risk for non-payment by any Buyer at the full invoice amount.

In retrospect, the company gave too much weighting to physical inventory risk, credit risk, and the return authorization points. In addition, the company initially interpreted our responsibility to ensure that we purchased inventory timely such that the Buyer's manufacturing process was not interrupted positioned us as the primary obligor. After reevaluation of the above indicators and in consultation with the company's external auditors, the company concluded that revenue from this contract is more appropriately accounted for as an agency relationship and should be presented on a net revenue basis.

In connection with the prospective revision of sales related to this contract, the company also undertook a review of the internal control process in place in relation to recognition of revenue on a gross or net basis. The company had an entity level control in place that requires that each of the regional Finance Directors review all contracts that result in net revenue recognition with the Corporate Finance department in connection with the quarterly revenue recognition meeting. Beginning in the third quarter of 2012, the control was strengthened to require the regional Finance Directors review all significant new or modified contracts for the gross versus net evaluation with the Corporate Controller and the Corporate Finance department. All significant existing contracts are reviewed at least annually to confirm accounting policies are properly followed.

During the quarterly revenue recognition meeting for the third quarter of 2012, the company conducted a comprehensive training with each of the regional Finance Directors detailing each of the indicators outlined in FASB ASC 605-45-45 which support gross and net revenue recognition and the significant judgments involved in reaching the proper conclusion. The company will continue to conduct periodic training in the future to reinforce the gross/net evaluation of revenue recognition.